UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Chief Digital Transformation and Innovation Officer

—

Rio de Janeiro, December 23, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, in a meeting held today, approved the dismissal of Nicolás Simone and elected Juliano de Carvalho Dantas as Chief Digital Transformation and Innovation Officer, who will take office on 01/01/2022.

Juliano de Carvalho Dantas studied mechanical engineering at UFRN (Federal University of Rio Grande do Norte), has a post-graduate degree in Project Management from FGV, completed the Advanced Management Program (AMP) at INSEAD and obtained a Master of Science in Management (Sloan Fellow) at Stanford Business School (GSB). He has been working at Petrobras for 18 years, having held several managerial positions in the areas of design and construction of Wells, Lifting and Flow, Production Asset Management, Human Resources and Procurement strategy in Oil & Gas, always focusing on innovation and technology. He also worked in the creation of new business models in energy and entrepreneurship in mobility. Since November 2020, he has held the position of Executive Manager of the Research, Development and Innovation Center (CENPES).

The appointment of the Executive Director was subject to prior analysis by the People Committee of Petrobras' Board of Directors .

Petrobras thanks Nicolás Simone for his leadership, dedication, and contribution to the company and his important work ahead of the Digital Transformation and Innovation Executive Office since October 2019.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer